Exhibit 12.1

Euramax International, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Predecessor years ended				Predecessor five months ended	Successor seven months ended
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	May 23, 2003	December 26, 2003

Earnings:
Earnings before income taxes	$22,576	$8,998	$10,251	$31,289	$11,146	$21,864
Fixed charges	24,475	28,259	27,599	25,278	10,348	14,745
Total earnings	47,051	37,257	37,850	56,567	21,494	36,609

Fixed charges:
Interest expense	22,369	26,376	25,727	23,034	9,294	12,983
Implicit interest in rent expense	2,106	1,883	1,872	2,244	1,054	1,762
Total fixed charges	24,475	28,259	27,599	25,278	10,348	14,745

Ratio of earnings to fixed charges	1.92	1.32	1.37	2.24	2.08	2.48